UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2004

KeyCorp

(Exact name of registrant as specified in charter)

Ohio	0-850	34-6542451
(State or other jurisdiction of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)

127 Public Square, Cleveland, Ohio	44114-1306
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 689-6300

TABLE OF CONTENTS

Item 7. Financial Statements and Exhibits

(c) Exhibits

99.1	The Registrant's January 16, 2004, press release announcing its earnings results for the three- and twelve-month periods ended December 31, 2003.

Item 12. Results of Operations and Financial Condition

On January 16, 2004, the Registrant conducted a conference call/webcast to discuss its quarterly earnings and currently anticipated earnings trends. The slide presentation reviewed by the Registrant in the conference call/webcast follows as Annex A to this Item 12.

On January 16, 2004, the Registrant issued a press release announcing its earnings results for the three- and twelve-month periods ended December 31, 2003. This press release, dated January 16, 2004, is attached as Exhibit 99.1 to this report.

Fourth Quarter 2003 Review

January 16, 2004

Speakers: Henry Meyer
Jeff Weeden

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
FORWARD-LOOKING STATEMENT DISCLOSURE

The conference call and discussion, including related questions and answers, and presentation materials, contain forward-looking statements about issues like anticipated first quarter and full-year 2004 earnings, anticipated level of net loan charge-offs and nonperforming assets and anticipated improvement in profitability and competitiveness. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: changes in interest rates; failure of the economy to continue to recover, which could materially impact credit quality trends and the ability to generate loans; failure of the capital markets to function consistent with customary levels; delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; new legal obligations or restrictions or unfavorable resolution of litigation; further disruption in the economy or the general business climate as a result of terrorist activities or military actions; and changes in accounting, tax or regulatory practices or requirements.

2003 Review

- Challenging environment for growing revenue
- Strong growth in core deposits
- Significant improvement in asset quality
- Disciplined expense management
- Strong capital/dividend increase (39th yr.)
- Alignment of businesses around customer segments

2004 Strategic Priorities

- Profitably grow revenue
- Continue to improve asset quality
- Maintain expense discipline
- Increase shareholder value (EPA)

Financial Summary - 4Q03

- EPS of $0.55
- Revenue (TE) up $6 million
- Average core deposits up annualized 5%
- NPLs down $101 million
- Repurchased 4.0 million shares

Net Interest Income

$ in millions


Net Interest Income (TE)
Net Interest Margin (TE)
Net Interest Income (TE)
3.98%
3.86%
3.85%
3.73%
3.78%
$724
$703
$710
$690
$693
$800
$600
$400
$200
4.0%
3.0%
2.0%
1.0%
4Q02
1Q03
2Q03
3Q03
4Q03


Investments
Consumer Loans
Commercial Loans
Average Earning Assets
$72,554
$73,424
$73,934
$73,623
$73,113
$75,000
$50,000
$25,000
$0
4Q02
1Q03
2Q03
3Q03
4Q03

Noninterest Income 4Q03 vs. 3Q03

$ in millions

Noninterest Income 3Q03	$463
Investment Banking Income	16
Trust & Investment Services	8
Letter of Credit & Loan Fees	7
Dealer Trading and Derivatives	(10)
Net Gains from Securitizations & Sales	(17)
All Other – Net	(1)
TOTAL	3
Noninterest Income 4Q03	$466

Noninterest Expense

$ in millions


$698
$858
$683
$702
$661
$665
$659
$668
$657
$688
$699
$698

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
Personnel	364	345	334	335	363	361	358	354	363	371	380	379
Non-Personnel	334	513	349	367	298	304	301	314	294	317	319	319

Asset Quality

$ in millions

	4Q02	1Q03	2Q03	3Q03	4Q03
Net C/O	$186	$161	$141	$123	$123
to Average Loans	1.18%	1.04%	.90%	.77%	.78%
Nonperforming Loans	$943	$904	$837	$795	$694
to EOP Loans	1.51%	1.44%	1.32%	1.27%	1.11%
Nonperforming Assets	$993	$968	$897	$862	$753
to EOP Loans + OREO	1.59%	1.54%	1.42%	1.37%	1.20%
Allowance	$1,452	$1,421	$1,405	$1,405	$1,406
to Total Loans	2.32%	2.27%	2.22%	2.24%	2.24%
to Nonperforming Loans	154%	157%	168%	177%	203%

Capital

	4Q02	1Q03	2Q03	3Q03	4Q03
Tang. Equity/Tang. Assets	6.73%	6.71%	6.90%	6.94%	6.94%
Tier 1 Risk-Based Capital	7.74%	7.86%	7.94%	8.23%	8.29% *
Cash dividends paid (per share)	$.30	$.305	$.305	$.305	$.305
Shares Repurchased (millions)	1.2	2.0	3.0	2.5	4.0

* Estimated

2004 Outlook

- Improving climate for fee-based businesses
- Stable to improving asset quality
- Modest loan growth
- Continued focus on expenses
- EPS Range:

1Q04	$0.52 to $0.55
2004 F.Y	$2.25 to $2.35

Appendix

Assets Under Management

$ in billions


$70.5
$73.3
$74.0
$71.4
$74.4
$70.2
$72.7
$72.4
$70.7
$62.4
$61.7
$60.8
$63.3
$65.0
$68.7

	Dec-98	Dec-99	Dec-00	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
Money Market	18.3	19.7	21.7	22.0	23.2	21.2	20.0	19.4	20.7	19.4	18.3	19.1	19.3	18.9	19.5
Fixed Income	14.3	14.4	14.6	14.7	15.3	16.9	16.9	18.5	18.9	17.6	16.1	16.3	17.1	17.3	17.4
Equity	37.9	39.2	37.7	34.7	35.9	32.1	35.8	34.5	31.1	25.4	27.2	25.4	26.9	28.8	31.8

Net Interest Margin (TE)


4.50%
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
3.68%
3.68%
3.68%
3.71%
3.63%
3.77%
3.85%
3.98%
3.93%
3.98%
3.99%
3.98%
3.86%
3.85%
3.73%
3.78%
3.62%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Net Charge-Offs to Average Loans



1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
0.84%
0.42%
0.63%
0.64%
0.66%
1.02%
1.04%
1.37%
1.32%
1.27%
1.16%
1.18%
1.04%
0.90%
0.77%
0.78%
0.51%
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Net Charge-Offs to Average Loans

by Loan Type


Commercial
1.43%
1.32%
1.08%
1.00%
0.73%
0.74%
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03


Consumer
0.77%
0.97%
0.97%
0.75%
0.84%
0.83%
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

Allowance to Total Loans


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.53%
1.49%
1.51%
1.50%
1.49%
1.85%
1.82%
2.65%
2.51%
2.41%
2.37%
2.32%
2.27%
2.22%
2.24%
2.24%
1.45%
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Allowance to NPL



300%
250%
200%
150%
100%
50%
0%
207%
180%
169%
154%
140%
154%
133%
184%
165%
161%
151%
154%
157%
168%
177%
203%
220%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

NPAs to Loans and OREO


2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
0.78%
0.88%
0.93%
1.00%
1.10%
1.23%
1.41%
1.49%
1.58%
1.56%
1.61%
1.59%
1.54%
1.42%
1.37%
1.20%
0.74%
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Average Loans

$ in billions


$63.8
$63.5
$63.9
$63.5
$62.7
$62.8
$63.0
$63.1
$62.6

	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	% change * 4Q03 vs. 3Q03
Commercial	$37.7	$37.1	$37.1	$36.5	$36.4	$36.5	$36.5	$36.4	$36.1	(4)%
Consumer	22.0	22.9	24.0	24.6	24.3	24.7	25.2	25.7	25.7	-
Exit Portfolios										
Auto	3.0	2.5	2.0	1.7	1.4	1.1	0.9	0.8	0.6	(77)
Commercial	1.1	1.0	0.8	0.7	0.6	0.5	0.4	0.2	0.2	(114)

* Annualized

Commercial Portfolio - Utilization Rate


50%
45%
40%
35%
30%
47.3%
45.9%
46.5%
46.1%
45.9%
44.3%
44.0%
42.0%
42.5%
45.2%
44.0%
41.1%
38.5%
39.9%
37.2%
35.1%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

* Excludes Real Estate, Leasing and Commercial Run-off Portfolios

Average Core Deposit Growth

$ in billions


$37.4
$37.3
$37.0
$37.2
$39.2
$40.4
$41.3
$42.2
$42.8

	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	% change * 4Q03 vs. 3Q03
Now/MMDA	$13.0	$13.4	$13.2	$13.3	$15.1	$16.8	$17.7	18.4	18.8	8%
Savings	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2.1	(4)
CD's	13.7	13.4	13.1	12.7	12.2	11.8	11.4	11.1	11.0	(2)
DDA	8.8	8.6	8.7	9.2	9.9	9.8	10.1	10.6	10.9	10
TOTAL	$37.4	$37.3	$37.0	$37.2	$39.2	$40.4	$41.3	$42.2	$42.8	5%

* Annualized

Strong Dividend Record

Dividend increased 39 consecutive years


$0.64
$0.72
$0.76
$0.84
$0.94
$1.04
$1.12
$1.18
$1.20
$1.22
$1.24
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004T

Tangible Equity to Tangible Assets



8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
6.16%
6.12%
6.10%
6.12%
6.29%
6.25%
6.51%
6.29%
6.57%
6.69%
6.71%
6.73%
6.71%
6.90%
6.94%
6.94%
6.78%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KEYCORP

(Registrant)

Date: January 16, 2004

/s/ Lee Irving

By: Lee Irving
Executive Vice President
and Chief Accounting Officer